February 15, 2007

Ms. Barbara C. Jacobs, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	TechnoConcepts, Inc.
Application for Withdrawal of Registration Statement on Form SB-2, filed May 4, 2005
File No. 333-124609

Dear Ms. Jacobs:

In connection with the above-referenced matter and in response to the staff’s letter of October 26, 2006, TechnoConcepts, Inc., a Colorado corporation (the “Company”) hereby makes this application, in accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), for the withdrawal of the Company’s registration statement on Form SB-2 (File No. 333-124609) originally filed on May 4, 2005, including the amendment thereto filed on August 23, 2005 (collectively, the “Registration Statement”).

As a result of a number of developments subsequent to the filing of the Registration Statement, including -

•
the conversion or exchange of substantially all of the outstanding principal amount of the Company’s 7% secured convertible debentures, for which the holders had resale registration rights with respect to the underlying shares of the Company’s common stock; and

•
the passage of sufficient time such that holders now have the ability to resell the shares of common stock that were issued or are issuable upon conversion or exercise of the 7% secured convertible debentures and/or the related warrants, respectively, in accordance with Rule 144 promulgated under the Securities Act -

the Company has determined that it is appropriate to make this application.

In accordance with Rule 477(c) under the Securities Act, the Company hereby advises that none of the Company’s securities covered by the Registration Statement have been sold in connection with the public offering to be registered under the Registration Statement.

The Company hereby requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Please fax a copy of the written order as soon as it is available to the attention of the undersigned at the following facsimile number: (818) 981-4405. It is the Company’s understanding that, in accordance with Rule 477(b) under the Securities Act, this application for withdrawal of the Registration Statement will be deemed granted at the time the Company’s application for withdrawal is filed with the Commission unless, within 15 calendar days after such application is filed, the Commission notifies the Company that the application for withdrawal will not be granted.

Ms. Barbara C. Jacobs, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
February 15, 2007

If you have any questions regarding this application, please do not hesitate to contact the undersigned at (818) 981-8111.

Very truly yours,

TechnoConcepts, Inc.

By:	/s/ Michael Handelman
Chief Financial Officer

cc:	Mark P. Shuman, Branch Chief - Legal
Perry Hindin, Staff Attorney
Eric Pommer, General Counsel, TechnoConcepts, Inc.